Exhibit 99.2
AMER SPORTS, INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
January - June 2024

Domicile:	Cayman Islands
Address:	Cricket Square, Hutchins Drive
P.O. Box 2681
Grand Cayman KY1-1111
Cayman Islands
Entity registration number:	358866

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME AND LOSS AND OTHER COMPREHENSIVE INCOME AND LOSS

		Three months ended June 30,		Six months ended June 30,
In millions (except for (loss)/earnings per share information)	Notes	2024	2023	2024	2023
Revenue	4	$993.8	$856.8	$2,176.7	$1,907.1
Cost of goods sold		(442.5)	(400.2)	(986.9)	(895.6)
Gross profit		551.3	456.6	1,189.8	1,011.5
Selling, general and administrative expenses		(560.2)	(445.3)	(1,094.4)	(867.7)
Impairment losses		(1.2)	(4.7)	(2.5)	(7.5)
Other operating income		1.6	0.9	7.6	1.6
Operating (loss)/profit		(8.5)	7.5	100.5	137.9

Finance income		2.5	1.8	5.2	3.1
Finance cost		(47.7)	(101.1)	(130.0)	(187.2)
Loss on debt extinguishment		-	-	(14.3)	-
Net finance cost	6	(45.2)	(99.3)	(139.1)	(184.1)

Loss before tax		(53.7)	(91.8)	(38.6)	(46.2)

Income tax benefit/(expense)	7	51.9	(5.2)	43.7	(31.9)

Net (loss)/income		$(1.8)	$(97.0)	$5.1	$(78.1)

(Loss)/Income attributable to:
Equity holders of the Company		$(3.7)	$(96.9)	$1.4	$(78.0)
Non-controlling interests		$1.9	$(0.1)	$3.7	$(0.1)

(Loss)/Earnings per share	18
Basic (loss)/earnings per share		$(0.01)	$(0.25)	$0.00	$(0.20)
Diluted (loss)/earnings per share		$(0.01)	$(0.25)	$0.00	$(0.20)

Net (loss)/income		$(1.8)	$(97.0)	$5.1	$(78.1)

Other comprehensive income and loss (OCI)
Items that will not be reclassified to the statement of income and loss
Remeasurement effects of postemployment benefit plans		(0.3)	(3.0)	(4.2)	(6.1)
Income tax related to remeasurement effects		0.1	0.9	1.1	1.7
Items that subsequently may be reclassified to the statement of income and loss
Translation differences		(21.7)	(11.4)	43.3	(71.2)
Cash flow hedges		2.3	10.1	23.7	3.2
Income tax related to cash flow hedges		(0.4)	(2.0)	(4.7)	(0.6)
Other comprehensive (loss)/income, net of tax		(20.0)	(5.4)	59.2	(73.0)
TOTAL COMPREHENSIVE (LOSS)/INCOME		$(21.8)	$(102.4)	$64.3	$(151.1)

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME AND LOSS AND OTHER COMPREHENSIVE INCOME AND LOSS (CONTINUED)

Total comprehensive (loss)/income attributable to:
Equity holders of the Company	$(23.7)	$(102.3)	$60.6	$(151.0)
Non-controlling interests	$1.9	$(0.1)	$3.7	$(0.1)
The notes are an integral part of unaudited condensed consolidated interim financial information.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
ASSETS

In millions	Notes	June 30, 2024	December 31, 2023
NON-CURRENT ASSETS

Intangible assets	8	$2,700.5	$2,748.7
Goodwill	8	2,246.3	2,270.0
Property, plant and equipment	9	481.0	441.9
Right-of-use assets		402.9	317.1
Non-current financial assets		9.0	9.2
Other non-current assets		56.7	73.5
Deferred tax assets		155.6	161.7
TOTAL NON-CURRENT ASSETS		6,052.0	6,022.1

CURRENT ASSETS

Inventories	10	1,241.0	1,099.6
Accounts receivable, net		425.5	599.8
Prepaid expenses and other receivables		219.2	162.3
Current tax assets		51.1	6.6
Cash and cash equivalents		255.9	483.4
TOTAL CURRENT ASSETS		2,192.7	2,351.7

TOTAL ASSETS		$8,244.7	$8,373.8

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION (CONTINUED)

SHAREHOLDERS’ EQUITY (DEFICIT) AND LIABILITIES

In millions	Notes	June 30, 2024	December 31, 2023
EQUITY (DEFICIT)

Share capital	11	$16.9	$642.2
Share premium	11	2,133.4	-
Capital reserve	11	2,789.2	227.2
Cash flow hedge reserve	11	8.4	(10.6)
Accumulated deficit and other	11	(941.3)	(1,019.0)
Equity (deficit) attributable to equity holders of the parent company		4,006.6	(160.2)
Non-controlling interests		7.1	3.4
TOTAL EQUITY (DEFICIT)		4,013.7	(156.8)

LIABILITIES

LONG-TERM LIABILITIES
Lease liabilities	12	329.8	250.4
Loans from financial institutions	12	2,013.9	1,863.4
Loans from related parties	12; 16	-	4,077.0
Defined benefit pension liabilities		16.5	23.9
Other long-term liabilities		23.0	29.4
Provisions	14	5.4	5.5
Long-term tax liabilities		11.4	32.1
Deferred tax liabilities		660.2	675.0
TOTAL LONG-TERM LIABILITIES		3,060.2	6,956.7

CURRENT LIABILITIES
Interest-bearing liabilities	12	31.6	381.0
Lease liabilities	12	101.7	89.4
Accounts payable		454.3	426.5
Other current liabilities	13	555.0	567.5
Provisions	14	28.2	29.9
Current tax liabilities		-	79.6
TOTAL CURRENT LIABILITIES		1,170.8	1,573.9

TOTAL LIABILITIES		4,231.0	8,530.6

TOTAL SHAREHOLDERS’ EQUITY (DEFICIT) AND LIABILITIES		$8,244.7	$8,373.8
The notes are an integral part of unaudited condensed consolidated interim financial information.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

		Six months ended June 30,
In millions	Notes	2024	2023
NET CASH FLOW FROM OPERATING ACTIVITIES

Net income/(loss)		$5.1	$(78.1)

Adjustments for:
Depreciation and amortization		125.3	104.4
Impairment losses		2.5	7.5
Loss on sale of subsidiary		5.6	-
Share-based payments for equity-settled options		10.1	-
Other non-cash valuation losses		5.2	13.0
Finance income		(5.2)	(3.1)
Finance cost		130.0	187.2
Loss on debt extinguishment		14.3	-
Income tax (benefit)/expense		(43.7)	31.9

Changes in:
Inventories		(167.8)	(321.3)
Trade receivables		157.3	242.1
Prepaid expenses and other receivables		(39.3)	(12.0)
Accounts payables		50.6	(3.8)
Other liabilities		(17.0)	(68.1)
Cash generated from operating activities		233.0	99.7

Interest paid		(84.9)	(110.9)
Interest received		3.9	3.3
Income taxes paid		(85.2)	(59.0)

Total net cash flows from/(used in) operating activities		66.8	(66.9)

NET CASH FLOW FROM INVESTING ACTIVITIES

Proceeds from sale of subsidiary		15.5	-
Acquisition of property, plant and equipment		(106.1)	(51.0)
Acquisition of intangible assets		(21.1)	(4.2)
Proceeds from sale of property, plant and equipment		-	2.4
Acquisition of right-of-use assets		(2.7)	(3.5)
Net cash flow used in investing activities		(114.4)	(56.3)

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS (CONTINUED)

NET CASH FLOW FROM FINANCING ACTIVITIES

Proceeds from short-term borrowings from financial institutions	48.4	185.3
Repayments of short-term borrowings from financial institutions	(396.3)	(125.3)
Proceeds from long-term borrowings from financial institutions	2,027.3	-
Repayments of long-term borrowings from financial institutions	(1,831.8)	-
Repayments of long-term borrowings from related parties	(1,460.5)	-
Proceeds from share issuance	1,514.8	-
Payments of lease liabilities	(47.8)	(37.6)
Payments of debt issuance costs	(8.2)	-
Settlements of forward contract and balance sheet hedges	(28.3)	(3.1)
Release of derivative contract collateral	18.1	-
Other financing items	(1.5)	(14.6)
Net cash flow (used in)/from financing activities	(165.8)	4.7

CHANGE IN CASH AND CASH EQUIVALENTS	(213.4)	(118.5)

Cash and cash equivalents
Cash and cash equivalents at period end	255.9	278.5
Translation differences	(14.1)	(5.0)
Cash and cash equivalents at the beginning of the period	483.4	402.0
CHANGE IN CASH AND CASH EQUIVALENTS	$(213.4)	$(118.5)

NON-CASH FINANCING ACTIVITIES
Equitization of related party loans and interest	$2,562.0	$107.3
The notes are an integral part of unaudited condensed consolidated interim financial information.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
Equity attributable to the equity holders of the parent company

In millions	Share capital	Share premium	Capital reserve	Cash flow hedge reserve	Translation differences	Remeasurements	Other reserves	Accumulated deficit	Accumulated deficit and other	Non-controlling interests	Total
Balance at January 1, 2023	$642.2	-	-	$(3.1)	$109.8	$37.0	$(10.9)	$(848.9)	$(713.0)	-	$(73.9)
Other comprehensive income:
Translation differences	-	-	-	-	(71.2)	-	-	-	(71.2)	-	(71.2)
Remeasurement effects of postemployment benefit plans	-	-	-	-	-	(6.1)	-	-	(6.1)	-	(6.1)
Cash flow hedges	-	-	-	3.2	-	-	-	-	-	-	3.2
Income tax related to OCI	-	-	-	(0.6)	-	1.7	-	-	1.7	-	1.1
Loss for the period	-	-	-	-	-	-	-	(78.0)	(78.0)	(0.1)	(78.1)
Total comprehensive income/(loss), net of tax	-	-	-	2.6	(71.2)	(4.4)	-	(78.0)	(153.6)	(0.1)	(151.1)
Transactions with owners:
Capital Contribution	-	-	-	-	-	-	-	107.3	107.3	-	107.3
Initial investment from non-controlling owners	-	-	-	-	-	-	-	-	-	3.6	3.6
Balance at June 30, 2023	$642.2	-	-	$(0.5)	$38.6	$32.6	$(10.9)	$(819.6)	$(759.3)	3.5	$(114.1)

Balance at January 1, 2024	$642.2	-	$227.2	$(10.6)	$0.6	$40.6	$(2.7)	$(1,057.5)	$(1,019.0)	$3.4	$(156.8)
Other comprehensive income:
Translation differences	-	-	-	-	43.3	-	-	-	43.3	-	43.3
Remeasurement effects of postemployment benefit plans	-	-	-	-	-	(4.2)	-	-	(4.2)	-	(4.2)
Cash flow hedges	-	-	-	23.7	-	-	-	-	-	-	23.7
Income tax related to OCI	-	-	-	(4.7)	-	1.1	-	-	1.1	-	(3.6)
Income for the period	-	-	-	-	-	-	-	1.4	1.4	3.7	5.1
Total comprehensive income, net of tax	-	-	-	19.0	43.3	(3.1)	-	1.4	41.6	3.7	64.3
Transactions with owners:
Share-based payments	-	-	-	-	-	-	33.6	-	33.6	-	33.6
Income tax related to share-based payments	-	-	-	-	-	-	2.5	-	2.5	-	2.5
Reclassification and share split
Elimination of Class A and B shares	(642.2)	-	-	-	-	-	-	-	-	-	(642.2)
Issuance of ordinary shares before IPO	13.0	629.2	-	-	-	-	-	-	-	-	642.2
Capital increase - IPO	3.9	1,565.8	-	-	-	-	-	-	-	-	1,569.7
IPO related transaction costs	-	(61.6)	-	-	-	-	-	-	-	-	(61.6)
Contribution of related party debt to equity	-	-	2,562.0	-	-	-	-	-	-	-	2,562.0
Balance at June 30, 2024	$16.9	$2,133.4	$2,789.2	$8.4	$43.9	$37.5	$33.4	$(1,056.1)	$(941.3)	$7.1	$4,013.7
Note 11. Shareholders' Equity/(Deficit) provides additional information on shareholders’ equity.
The notes are an integral part of unaudited condensed consolidated interim financial information.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
NOTE 1. THE COMPANY
Background and description of the business
Amer Sports, Inc. (formerly Amer Sports Management Holding (Cayman) Limited) (the “Company”) was founded on January 3, 2020 and is incorporated and domiciled in Grand Cayman, the Cayman Islands. The Company’s registered office is Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman KY1-1111, Cayman Islands. The Company and its consolidated subsidiaries are referred to as the “Group” or “Amer Sports”.
Amer Sports is a global platform of sport and outdoor brands, including Arc’teryx, Salomon, Wilson, Atomic and Peak Performance. Amer Sports manufactures, markets and sells sports equipment, apparel, and footwear through wholesale and direct to consumer ("DTC") channels globally and has a sales network in 34 countries, with North America, Europe, Asia and China being the main market areas.
On January 31, 2024, the Company completed the initial public offering (“IPO”) of 105,000,000 ordinary shares at an initial offering price of $13.00 and began trading on the New York Stock Exchange under the ticker “AS” on February 1, 2024. The IPO closed on February 5, 2024, raising $1.37 billion in gross proceeds, and the underwriters subsequently exercised a portion of their overallotment option to purchase additional shares of 7,875,000 at the initial offering price of $13.00, raising $102.4 million in additional gross proceeds on February 6, 2024.
On February 8, 2024, the underwriters exercised the remaining portion of the option to purchase additional shares of 7,875,000 at the initial offering price of $13.00, raising an additional $102.4 million in further additional gross proceeds.
Seasonality
Although the Group operates in a number of sporting goods segments during all four seasons, its business is subject to seasonal fluctuations. Historically, the fourth quarter of a financial year has been the strongest quarter for the Group in terms of both net sales and profitability, primarily due to higher sales through the Company’s DTC channel compared to the rest of the year and a higher share of fall and winter collections in the Group’s Technical Apparel and Outdoor Performance segments. The Ball & Racquet Sports segment is generally more consistent across fiscal quarters. Working capital requirements typically increase throughout the second and third fiscal quarters as inventory builds to support the Group’s peak shipping and selling period which typically occurs from August to December. Cash provided by operating activities is typically highest in the first fiscal quarter due to the significant inflows associated with the peak selling season.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)
NOTE 2. SUMMARY OF MATERIAL ACCOUNTING POLICIES
Basis of preparation
These unaudited condensed consolidated interim financial statements as of and for the three and six months ended June 30, 2024 have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) as of January 1, 2024.
The interim report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended December 31, 2023. The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.
The unaudited condensed consolidated interim financial statements are presented in millions of U.S. dollars (“$” or “USD”). Effective February 1, 2024, management determined that Amer Sports, Inc.’s functional currency changed from euro (“EUR”) to USD, which has been accounted for on a prospective basis. The change in functional currency was driven by the capital structure change of Amer Sports, Inc., due to the IPO, debt refinancing, and related transaction expenses incurred, which were primarily denominated in U.S. dollars. Future equity issuances and cash flows of the Company will be in USD.
The presented figures and percentages are subject to rounding adjustments, which may cause discrepancies between the sum of the individual figures and the presented aggregated column and row totals. The figures have been prepared under the historical cost basis except for the revaluation of financial instruments that are measured at revalued amounts or fair values at the end of each reporting period as well as derivative financial instruments at fair value. The unaudited condensed consolidated interim financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of the business.

New and amended standards and interpretations

The Group has applied the following new and revised standards, amendments and interpretations that are required to be applied as of January 1, 2024:
•IAS 1 (amendment): Classification of Liabilities as Current or Non-current, Non-current liabilities with Covenants - no material impact
•IFRS 16 (amendment): Lease liability in a Sale and Leaseback - no material impact
•IAS 7 and IFRS 7 (amendment): Supplier finance arrangements - no material impact
Significant accounting judgments, estimates, and assumptions
When preparing the unaudited condensed consolidated interim financial statements, the Group’s management makes judgments and estimates influencing the content of the unaudited condensed interim financial statements and it must exercise its judgment regarding the application of accounting policies. Management continuously evaluates the judgments and estimates it uses.
The significant judgments made and the estimates used by management have been applied in the same manner as reported in the consolidated financial statements for the year ended December 31, 2023.
NOTE 3. SEGMENT REPORTING
The Group’s Chief Operating Decision Maker (“CODM”) reviews results of operations to make decisions about allocating resources and assessing performance. Based on the current reporting structures, decision-making processes and considering the aggregation criteria in IFRS 8.12, the Company identified three reportable segments: Technical Apparel, Outdoor Performance and Ball & Racquet Sports.
The Company measures each segment’s performance based on revenue and adjusted operating profit as these are the measures used by the CODM for assessing the performance of operating segments and allocating resources.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)
Information on reportable segments
For the three months ended June 30, 2024

In millions	Technical Apparel	Outdoor Performance	Ball & Racquet Sports	Reconciliation[5]	Group
Revenue	$407.3	$304.0	$282.5	$-	$993.8
Depreciation and amortization	$27.6	$25.2	$8.1	$1.9	$62.8

Adjusted operating profit/(loss)	$57.8	$(6.5)	$3.2	$(25.2)	$29.3
Adjustments
PPA[1]					(10.7)
Restructuring expenses[2]					(8.8)
Expenses related to transaction activities[3]					(12.2)
Expenses related to share-based incentive plans[4]					(6.1)
Finance cost					(47.7)
Finance income					2.5
Loss before tax					$(53.7)
1Purchase Price Adjustments ("PPA") include amortization and depreciation on the fair value adjustments of intangible and tangible assets resulting from Amer Sports' acquisition in 2019. For further information, please refer to Note 1. The Company, in the Group’s annual report on Form 20-F for the year ended December 31, 2023.
2Includes expenses for restructuring from severance, exit and termination events, and other non-recurring costs from payroll tax audits.
3Includes advisory fees in connection with M&A activities and non-recurring costs associated with the IPO and disposal of businesses.
4Includes expenses for the share-based payments and for fixed cash compensation on stock options vested at period end under the 2019 and 2023 ESOP plans. Refer to Note 5. Share-Based Payments for additional information about the 2019 and 2023 ESOP plans.
5Includes corporate expenses, which have not been allocated to the reportable segments.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)
For the three months ended June 30, 2023

In millions	Technical Apparel	Outdoor Performance	Ball & Racquet Sports	Reconciliation[4]	Group
Revenue	$303.0	$273.6	$280.2	$-	$856.8
Depreciation and amortization	$20.6	$23.5	$6.7	$1.6	$52.4

Adjusted operating profit/(loss)	$39.6	$(16.2)	$7.5	$(10.0)	$20.9
Adjustments
PPA[1]					(10.7)
Restructuring expenses[2]					(0.2)
Expenses related to transaction activities[3]					(2.5)
Finance cost					(101.1)
Finance income					1.8
Loss before tax					$(91.8)
1PPA includes amortization and depreciation on the fair value adjustments of intangible and tangible assets resulting from Amer Sports' acquisition in 2019. For further information, please refer to Note 1. The Company, in the Group’s annual report on Form 20-F for the year ended December 31, 2023.
2Includes expenses for restructuring from severance, exit and termination events.
3Includes advisory fees in connection with M&A activities and non-recurring costs associated with the IPO and disposal of businesses.
4Includes corporate expenses, which have not been allocated to the reportable segments.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)
For the six months ended June 30, 2024

In millions	Technical Apparel	Outdoor Performance	Ball & Racquet Sports	Reconciliation[5]	Group
Revenue	$917.6	$704.0	$555.1	$-	$2,176.7
Depreciation and amortization	$55.6	$50.5	$15.7	$3.5	$125.3

Adjusted operating profit/(loss)	$175.1	$12.8	$14.0	$(42.9)	$159.0
Adjustments
PPA[1]					(21.4)
Restructuring expenses[2]					(9.7)
Expenses related to transaction activities[3]					(18.0)
Expenses related to share-based incentive plans[4]					(9.4)
Finance cost					(130.0)
Loss on debt extinguishment					(14.3)
Finance income					5.2
Loss before tax					$(38.6)
1PPA include amortization and depreciation on the fair value adjustments of intangible and tangible assets resulting from Amer Sports' acquisition in 2019. For further information, please refer to Note 1. The Company, in the Group’s annual report on Form 20-F for the year ended December 31, 2023.
2Includes expenses for restructuring from severance, exit and termination events, and other non-recurring costs from payroll tax audits.
3Includes advisory fees in connection with M&A activities and non-recurring costs associated with the IPO and disposal of businesses.
4Includes expenses for the share-based payments and for fixed cash compensation on stock options vested at period end under the 2019 and 2023 ESOP plans. Refer to Note 5. Share-Based Payments for additional information about the 2019 and 2023 ESOP plans.
5Includes corporate expenses, which have not been allocated to the reportable segments.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)
For the six months ended June 30, 2023

In millions	Technical Apparel	Outdoor Performance	Ball & Racquet Sports	Reconciliation[4]	Group
Revenue	$658.2	$651.1	$597.8	$-	$1,907.1
Depreciation and amortization	$41.1	$47.2	$13.0	$3.1	$104.4

Adjusted operating profit/(loss)	$122.7	$14.9	$53.3	$(28.8)	$162.1
Adjustments
PPA[1]					(21.4)
Restructuring expenses[2]					(0.1)
Expenses related to transaction activities[3]					(2.7)
Finance cost					(187.2)
Finance income					3.1
Loss before tax					$(46.2)
1PPA includes amortization and depreciation on the fair value adjustments of intangible and tangible assets resulting from Amer Sports' acquisition in 2019. For further information, please refer to Note 1. The Company, in the Group’s annual report on Form 20-F for the year ended December 31, 2023.
2Includes expenses for restructuring from severance, exit and termination events.
3Includes advisory fees in connection with M&A activities and non-recurring costs associated with the IPO and disposal of businesses.
4Includes corporate expenses, which have not been allocated to the reportable segments.

The Company does not present other items of the interim consolidated statement of income and loss and other comprehensive income and loss as well as assets and liabilities per segment as such information is not evaluated or used by the CODM for decision-making purposes on a regular basis.
The majority (75.4% and 77.5% as of June 30, 2024 and December 31, 2023, respectively) of non-current assets, comprising of goodwill, other intangible assets, property, plant and equipment as well as right-of-use assets are owned from Finland. No other country is deemed individually material for the Group in all periods presented for the purpose of this disclosure.
NOTE 4. REVENUE FROM CONTRACTS WITH CUSTOMERS
Amer Sports operates primarily in one industry — the design, manufacturing, distribution, selling and marketing of sporting goods, apparel and footwear.
The Group is managed through its global brands supported by regional sales organizations and group wide platforms such as global operations and sourcing, IT and finance.
Amer Sports brands operate in the following key categories:
Technical Apparel, which includes Arc’teryx and Peak Performance.

Outdoor Performance, which includes the Salomon, Atomic, and Armada brands. On May 1, 2024, the Company sold ENVE, which was part of the Outdoor Performance segment. The ENVE business represented less than 1% of the Company’s net revenue and was not considered material to the Company's consolidated results of operations.
Ball & Racquet Sports, which includes Wilson, Demarini, Louisville Slugger, Evoshield, and ATEC.
Geographic revenues are presented according to customers’ location.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)
GEOGRAPHIC BREAKDOWN OF REVENUES

	Three months ended June 30,		Six months ended June 30,
In millions	2024	2023	2024	2023
EMEA[1]	$231.6	$230.1	$590.3	$587.0
Americas[2]	367.8	365.9	777.3	775.5
Greater China[3]	288.6	187.6	598.9	393.2
Asia Pacific[4]	105.8	73.2	210.2	151.4
Total	$993.8	$856.8	$2,176.7	$1,907.1
1Consists of Europe, the Middle East and Africa. The revenue generated in this region primarily consists of sales in France, Germany, the UK, Austria, Switzerland, Sweden, Norway, Italy and Spain. No country in the region generated more than 10% of the total Group revenue in any of the periods presented.
2Consists of the United States, Canada and certain countries in Latin America. Revenue generated in the United States comprised 27% and 33% of the total Group revenue for the three months ended June 30, 2024 and 2023, respectively, and 27% and 32% of the total Group revenue for the six months ended June 30, 2024 and 2023, respectively. Except for the United States, no country in the region generated more than 10% of the total Group revenue in any of the periods presented.
3Consists of Mainland China, Hong Kong, Taiwan and Macau. Revenue generated in Mainland China comprised 28% and 21% of the total Group revenue for the three months ended June 30, 2024 and 2023, respectively, and 26% and 19% of the total Group revenue for the six months ended June 30, 2024 and 2023, respectively. Except for Mainland China, no country in the region generated more than 10% of the total Group revenue in any of the periods presented.
4Excludes Greater China. The Company has its own sales companies in Japan, South Korea, Australia and Malaysia. No country in the region generated more than 10% of the total Group revenue in any of the periods presented.
BREAKDOWN OF REVENUES BY SEGMENT

	Three months ended June 30,		Six months ended June 30,
In millions	2024	2023	2024	2023
Technical Apparel	$407.3	$303.0	$917.6	$658.2
Outdoor Performance	304.0	273.6	704.0	651.1
Ball & Racquet Sports	282.5	280.2	555.1	597.8
Total	$993.8	$856.8	$2,176.7	$1,907.1
BREAKDOWN OF REVENUES BY CHANNEL

	Three months ended June 30,		Six months ended June 30,
In millions	2024	2023	2024	2023
Wholesale	$544.5	$535.8	$1,239.0	$1,238.6
DTC	449.3	321.0	937.7	668.5
Total	$993.8	$856.8	$2,176.7	$1,907.1
The Company did not recognize 10% or more of total revenue with any single customer in any of the periods presented.
CONTRACT BALANCES
Contract liabilities amounted to $25.0 million as of June 30, 2024 and December 31, 2023, and primarily relate to advance payments received as well as accrued discounts and rebates. The Company expects that these contract liabilities will result in revenue within one year.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)
NOTE 5. SHARE-BASED PAYMENTS
Employee Stock Ownership Plan 2019 and Employee Stock Ownership Plan 2023
The objectives of the Employee Stock Ownership Plan 2019 (“2019 ESOP”) and the Employee Stock Ownership Plan 2023 (“2023 ESOP”) are to align the interest of the shareholders and key employees in order to increase the value of the Company in the long-term, and to commit key employees to the Company. The 2019 ESOP and 2023 ESOP provide for awards in the form of stock options to the Group’s key employees, and it is an equity-settled arrangement.
The maximum number of options under the 2019 ESOP and 2023 ESOP that may be granted is 3.0% and 1.2% respectively of all of the Company’s issued and outstanding shares.
Subject to a participant’s continued employment, options granted under the 2019 ESOP and 2023 ESOP will vest upon satisfaction of vesting conditions set out in an award agreement and an exit event (a public offering of the shares of the Company or a sale of a controlling majority of the shares in the Company or Amer Sports Corporation or any of its holding companies or the sale of the majority of the business assets of the Group) (the “exit event”).
In addition to an exit event, 35% of the options granted are time-vested, which vest evenly on an annual basis over 3 to 5 years, 65% of the options granted are with Group and/or brand performances.
The vesting of the options is subject to an exit event, which is a non-market performance condition. Share-based payment expenses for equity-settled awards and cash-settled awards have been recognized for the year ended December 31, 2023, as management deemed the public offering of the shares of the Company probable as of December 28, 2023. The expenses were booked against Other reserves for the equity-settled awards and against Other liabilities for the cash-settled awards, which reflected the vesting through the date the awards became probable of being earned.
Prior to the vesting of the option awards under the 2019 ESOP and 2023 ESOP plans, the Company made modification of the terms of the awards.
On December 28, 2023, the Company modified certain stock options under the 2019 ESOP and 2023 ESOP plans to increase the exercise price, with cash compensation payable upon vesting. For cash-settled awards, the modified terms have been reflected in the remeasurement of the liability as of December 31, 2023. On January 4, 2024, the exercise price currency of all options was converted from EUR to USD. On January 22, 2024, the Company removed the choice of settlement between cash and equity for certain employees. Thus, those options will be settled in equity instruments of the Company. On January 29, 2024, certain options granted with Group performance vesting conditions were modified to lower the threshold for vesting of certain options upon IPO.
The incremental fair value of the modified options at the dates of the modifications was determined based on a Monte Carlo simulation model. For equity-settled awards, the incremental compensation cost will be recognized as an expense over the remaining vesting period, starting from the modification date. For cash-settled awards, the modified terms have been reflected in the remeasurement of the liability as of June 30, 2024.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)
2019 ESOP:

The following table summarizes the activity of share options under the 2019 ESOP during the six months ended June 30, 2024.

	Number of options	Weighted average exercise price
Outstanding at January 1, 2024	11,499,819	$9.40
Granted during the year	-	$—
Forfeited during the year	(491,955)	$10.74
Exercised during the year	-	$—

Outstanding at June 30, 2024	11,007,864	$9.34
Exercisable at June 30, 2024	—	—

The options outstanding had a remaining weighted average contractual life of 5.5 years and 6.0 years at June 30, 2024 and December 31, 2023, respectively.

2023 ESOP:
The following table summarizes the activity of share options under the 2023 ESOP during the six months ended June 30, 2024.

	Number of options	Weighted average exercise price
Outstanding at January 1, 2024	3,411,636	$11.68
Granted during the year	-	$—
Forfeited during the year	(25,887)	$10.47
Exercised during the year	-	$—

Outstanding at June 30, 2024	3,385,749	$11.69
Exercisable at June 30, 2024	—	—
The options outstanding had a remaining weighted average contractual life of 5.5 years and 6.0 years at June 30, 2024 and December 31, 2023, respectively.

Fair value of options granted
The fair value of the options has been measured using a Monte Carlo simulation model. Service and non-market performance conditions attached to the options were not taken into account in measuring fair value. The market performance condition was taken into account in measuring fair value. Equity-settled awards are measured on the grant date while cash-settled awards are remeasured until settlement.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)
The inputs used in the measurement of the fair values of equity-settled awards at the respective modification dates and the re-measurement of the fair values of cash-settled awards at the period end dates were as follows:

2019 ESOP:	Equity-settled awards Fair value at re-measurement dates:	Cash settled awards remeasured fair value at June 30, 2024
Cash compensation payable of group performance based options	N/A	$0.22 - $4.92
Fair value of underlying share at re-measurement dates	$13.00 - $18.94	N/A
Exercise price	$7.70 - $12.63	N/A
Expected volatility	39.8% - 44.4%	42.2%
Expected life	1.03 - 5.19 years	0.09 - 1.75 years
Expected dividends	0%	0%
Risk-free interest rate	4.0% - 4.8%	4.6%

2023 ESOP:	Equity-settled awards Fair value at re-measurement dates:	Cash settled awards remeasured fair value at June 30, 2024
Cash compensation payable of group performance based options	N/A	$0.23 - $3.69
Fair value of underlying share at re-measurement dates	$13.00 - $18.94	N/A
Exercise price	$7.70 - $14.19	N/A
Expected volatility	39.8% - 43.6%	42.2%
Expected life	1.03 - 3.61 years	0.09 - 1.75 years
Expected dividends	0%	0%
Risk-free interest rate	4.1% - 4.8%	4.6%
Expected volatility has been based on the historical volatility of the comparable companies’ share price, particularly over the historical period commensurate with the expected life of the options.
Amer Sports, Inc. 2024 Omnibus Incentive Plan
On January 31, 2024, the Board approved the Amer Sports, Inc. 2024 Omnibus Incentive Plan (the “Omnibus Incentive Plan”) which provides for restricted share units (“RSU”) including incentive stock options, nonqualified stock options, share appreciation rights, restricted shares, restricted share units, performance awards, other cash-based awards and other share-based awards. Under the Omnibus Incentive Plan, the Company is authorized to issue up to 38,759,968 shares.

The Company made grants of restricted share units that generally vest ratably over a period of three years, subject to continued employment of the recipients. The Company also made grants of performance share units ("PSUs"), which generally vest at the end of a three-year period, subject to continued employment and the achievement of certain revenue and Adjusted EBITDA targets.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

The following table summarizes the activity in restricted share units and performance share units for employees and non-employee directors during the six months ended June 30, 2024.

	Restricted Share Units		Performance Share Units
	Number of units	Weighted Average Grant Date Fair Value	Number of units	Weighted Average Grant Date Fair Value
Outstanding at January 1, 2024	-	$-	-	$-
Granted during the year	1,090,627	$13.63	1,993,174	$14.56
Vested during the year	-	$-	-	$-
Forfeited during the year	(5,668)	$13.64	(6,299)	$14.55

Outstanding at June 30, 2024	1,084,959	$13.63	1,986,875	$14.56

The Company recorded expenses amounting to $3.9 million for the six months ended June 30, 2024 for RSUs and PSUs granted under the Omnibus Incentive Plan.
NOTE 6. FINANCE INCOME AND COST

	Three months ended June 30,		Six months ended June 30,
In millions	2024	2023	2024	2023
Finance income	$2.5	$1.8	$5.2	$3.1

Finance cost
Interest cost to related parties	-	(58.3)	(21.8)	(107.1)
Interest cost on other interest bearing debt	(42.6)	(39.3)	(89.1)	(74.1)
Exchange rate losses	(0.9)	(1.3)	(12.6)	(1.3)
Other finance cost	(4.2)	(2.2)	(6.5)	(4.7)
	(47.7)	(101.1)	(130.0)	(187.2)

Loss on debt extinguishment	-	-	(14.3)	-
Net finance cost	$(45.2)	$(99.3)	$(139.1)	$(184.1)
By February 16, 2024, all remaining borrowings under the old term loan facility under the Senior Facilities Agreement with a carrying value of $1.86 billion as of December 31, 2023 and the remaining borrowings from the bilateral facility with Standard Chartered and the old revolving credit facility under the Senior Facilities Agreement with a carrying value in the amount of $90 million and $291 million, respectively, as of December 31, 2023 were repaid. As a result of the repayment, the Company recorded a loss on the early extinguishment of debt of $14.3 million for the six months ended June 30, 2024.

Exchange rate losses for the six months ended June 30, 2024 includes approximately $18.0 million of losses related to contract costs incurred in association with our IPO.
NOTE 7. INCOME TAXES
In accordance with IAS 34 Interim Financial Reporting, income tax expense for the condensed consolidated interim financial statements is calculated on the basis of the average annual tax rate that is expected for the entire fiscal year, adjusted for the tax effect of certain items recognized in the full interim period. As such, the effective tax rate in the consolidated interim financial statements may differ from management’s best estimate of the effective rate.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)
The effective tax rate was 113% and (69)% for the six months ended June 30, 2024 and 2023, respectively. The six months ended June 30, 2024, included a discrete tax benefit of $19.9 million due to the reversal of uncertain tax positions as a result of the closure of tax audits and expiration of statute of limitations, which was partially offset by an unfavorable return to provision adjustment of $11.8 million. The effective tax rate of (69)% for the the six months ended June 30, 2023, is due to high non-deductible interest expenses.

The Organization for Economic Co-operation and Development Pillar Two guidelines published to date include transition and safe harbor rules around the implementation of the Pillar Two global minimum tax of 15%. Based on current enacted legislation effective in 2024, the legislation does not have a material impact on the Group’s financial results. The Company is monitoring developments and evaluating the impacts these new rules will have on its future income tax provision and effective income tax rate.
NOTE 8. INTANGIBLE ASSETS
During the three and six months ended June 30, 2024, there were no significant additions, disposals or impairments of intangible assets.
Impairment review
Impairment tests of goodwill and intangible assets with indefinite useful lives, such as trademarks, are performed when management has identified indications of impairment or once a year when business plans for the next strategic planning horizon are approved by management.
Goodwill is monitored by management at Cash Generating Unit (“CGU”) level, the level at which it and other intangible assets with indefinite lives are tested for impairment. The CGUs in the Group are the following: Winter Sports Equipment, Salomon, Arc’teryx, Ball & Racquet Sports, and Peak Performance.
Management has considered whether any impairment indicators existed at the reporting date, and has concluded that the carrying amounts of goodwill and intangible assets with indefinite useful lives are fully recoverable as of June 30, 2024.
NOTE 9. PROPERTY, PLANT AND EQUIPMENT

In millions	Land	Buildings and constructions	Machinery and equipment	Advances paid and construction in progress	Property, plant and equipment
Initial cost at January 1, 2024	$35.9	$374.9	$457.0	$74.9	$942.7
Additions	-	19.5	13.0	60.2	92.7
Disposal of subsidiary	-	-	(6.7)	(0.4)	(7.1)
Disposals	-	(11.0)	(5.9)	-	(16.9)
Transfers	-	41.9	13.8	(55.7)	-
Translation differences	(0.9)	(9.7)	(13.1)	(2.0)	(25.7)
Balance at June 30, 2024	$35.0	$415.6	$458.1	$77.0	$985.7
Accumulated depreciation and impairment losses at January 1, 2024	-	201.1	299.7	-	500.8
Depreciation during the period	-	18.6	20.6	-	39.2
Disposal of subsidiary	-	-	(4.3)	-	(4.3)
Disposals	-	(11.0)	(5.9)	-	(16.9)
Transfers	-	-	-	-	-
Translation differences	-	(5.0)	(9.1)	-	(14.1)
Balance at June 30, 2024	-	203.7	301.0	-	504.7
Balance at June 30, 2024	$35.0	$211.9	$157.1	$77.0	$481.0

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)
NOTE 10. VALUATION PROVISIONS OF INVENTORIES
Gross and net inventories

In millions	June 30, 2024	December 31, 2023
Gross inventories	$1,275.7	$1,129.0
Net realizable value valuation provision	(34.7)	(29.4)
Net inventories	$1,241.0	$1,099.6

In millions	June 30, 2024	December 31, 2023
Net inventories
Raw materials and consumables	$39.3	$45.0
Work in progress	38.2	48.7
Finished goods	1,163.5	1,005.9
Total	$1,241.0	$1,099.6
NOTE 11. SHAREHOLDERS’ EQUITY/(DEFICIT)
The authorized share capital of the Company is EUR 75,000,000 divided into 2,495,175,000 shares of a nominal or par value of EUR 0.0300580119630888 each. As of June 30, 2024 there were 505,249,607 ordinary shares outstanding, amounting to share capital of $16.9 million. As of December 31, 2023 there were 115,220,745 A shares and 352,193 B shares outstanding, amounting to share capital of $642.2 million.
Immediately prior to the completion of the IPO, the Company (i) redesignated and reclassified each of the issued and outstanding class A voting shares and each of the issued and outstanding class B non-voting shares into a single class of ordinary shares, each entitled to one vote per share (collectively, the “Reclassification”) and (ii) effected a 3.3269-for-1 share split of its ordinary shares (the “Share Split”). Following the Reclassification and the Share Split, but before giving effect to the IPO, the Company had 384,499,607 ordinary shares issued and outstanding. After giving effect to the IPO, the Company has 505,249,607 ordinary shares issued and outstanding.
In addition to the Reclassification and the Share Split, the Company equitized a portion of Loans from related parties (comprised of the Investment Loan and Facility A Loan) in the amount of $2.54 billion (the “Equitization”), which resulted in an increase of Capital reserve. The Equitization is accounted for as a capital contribution.
In connection with the IPO, the Company eliminated the line item Reserves and instead introduced the Share premium, Capital reserve and Cash flow hedge reserve line items to be presented on the face of the consolidated statement of financial position. Certain amounts have been reclassified as of December 31, 2023 to conform to the current presentation. Share premium reflects the amount of IPO proceeds exceeding the par value. Capital reserve reflects the Equitization and suspension of interest relating to the Loans from related parties. Management believes that this presentation improves comparability to peers and investors’ understanding of the financial impact resulting from the IPO and the Equitization.
NOTE 12. INTEREST-BEARING LIABILITIES

In millions	Consolidated statement of financial position value June 30, 2024	Nominal interest rates
Loans from financial institutions	$2,018.9	Long term 6.75% - 8.58% Short term 8.58%
Lease liabilities	431.5	5.56%
Other interest-bearing liabilities	26.7	5.53%
Total	$2,477.1

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

In millions	Consolidated statement of financial position value December 31, 2023	Nominal interest rates
Loans from financial institutions	$2,154.4	Long term 7.65%, Short term 6.68% - 8.10%
Loans from related parties	4,077.0	5.68%, 8.20%
Lease liabilities	339.8	5.24%
Other interest-bearing liabilities	90.0	7.86%
Total	$6,661.2
On February 16, 2024, the Company entered into a new credit agreement providing for (i) a new 7-year $500 million term loan facility, (ii) a new 7-year EUR 700 million term loan facility and (iii) a new $710 million 5-year revolving credit facility (together, the “New Senior Secured Credit Facilities”). The Company also issued $800 million of 6.750% new senior secured notes on the same day. As of June 30, 2024, no amounts were borrowed on the Revolving Credit Facility.
The net proceeds of the IPO, together with the net proceeds from the $500 million term loan facility, the EUR 700 million term loan facility and the $800 million notes issuance and additional cash on hands were used to repay (i) all remaining borrowings under the old term loan facility under the Senior Facilities Agreement with a carrying value of $1.86 billion as of December 31, 2023 (recorded within Loans from financial institutions), (ii) the remaining borrowings from Loans from related parties after the Equitization as well as (iii) the remaining borrowings from the bilateral facility with Standard Chartered and the old revolving credit facility under the Senior Facilities Agreement with a carrying value in the amount of $90.0 million and $291.0 million, respectively, as of December 31, 2023 (both recorded within current interest-bearing liabilities).
NOTE 13. OTHER LIABILITIES
Other current liabilities

In millions	June 30, 2024	December 31, 2023
Related to financing activities:
Accrued interest	$33.1	$33.0
Payables related to derivatives	10.3	31.2
Related to operating and other activities:
Liabilities for share-based payments	2.3	18.5
Accrued personnel costs	156.3	148.0
Accrued advertising and promotions	51.4	57.3
Refund liabilities	31.7	35.5
Value-added taxes	33.3	25.7
Goods received not invoiced	31.4	25.7
Contract liabilities	25.0	25.0
Accrued royalties	8.4	8.5
Other accrued liabilities	171.8	159.2
Total	$555.0	$567.5

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)
NOTE 14. PROVISIONS

In millions	Product warranty	Restructuring	Other	Total
Balance at January 1, 2024	$24.2	$2.2	$9.0	$35.4
Translation differences	(0.6)	-	(0.6)	(1.2)
Provisions made during the period	2.6	7.9	0.4	10.9
Provisions used during the period	(2.8)	(7.7)	(0.4)	(10.9)
Provisions reversed during the period	(0.6)	-	-	(0.6)
Balance at June 30, 2024	$22.8	$2.4	$8.4	$33.6

Long-term provisions				$5.4
Current provisions				28.2
Total				$33.6
The majority of the provisions resulted from repair or replacement of products during their warranty period. The majority of warranty provisions are realized within one year.
NOTE 15. COMMITMENTS

In millions	June 30, 2024	December 31, 2023
Guarantees	$20.1	$15.7
Other commitments	320.6	210.7
Other commitments primarily consist of lease contracts for short-term leased assets and for low value assets, commitments related to long-term endorsement contracts with professional and non-professional sports leagues, certain short-term contracts, and contracts with brand ambassadors.

There are no guarantees or contingencies given for the management of the Group, for the shareholders, or for the associated companies.
Ongoing litigation
The Group has extensive international operations and is involved in a number of legal proceedings, including product liability suits. Litigation is assessed on an ongoing basis by evaluating the probability of any potential financial impact. In management's opinion, we have adequate legal defenses, insurance coverage, or accrued liabilities with respect to such proceedings. We do not expect that any settlement would have a material adverse effect on the consolidated interim statement of income and loss and other comprehensive income or loss or consolidated interim statement of financial position.
NOTE 16. RELATED PARTY TRANSACTIONS
The scope of related parties is consistent with those that were defined in the most recent Group’s annual report on Form 20-F, except that subsequent to the IPO, Amer Sports Management Company (Cayman) Limited, the Boards of Directors of Amer Sports Holding (Cayman) Limited and Amer Sports Holding 3 Oy, and the President and CEO of Amer Sports Corporation are no longer related parties.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)
The Company's transactions with ANTA Sports comprise the following:

	Three months ended June 30,		Six months ended June 30,
In millions	2024	2023	2024	2023
Purchases of goods and services from ANTA Sports and subsidiaries	$11.0	$6.5	$12.9	$12.8
Sales to ANTA Sports and subsidiaries	8.4	0.2	10.8	0.2
Sales to ANTA Sports are based on the same conditions that apply to third parties.
Key management includes the Board of Directors of Amer Sports, Inc., the Executive Committee, and the Executive Board.
Key management prior to the IPO also included the Board of Directors of Amer Sports Holding 3 Oy.
Compensation to key management recognized in earnings:

	Three months ended June 30,		Six months ended June 30,
In millions	2024	2023	2024	2023
Salaries and other short-term employee benefits	$5.1	$3.4	$11.7	$6.4
Post-employment benefits	0.1	0.1	0.3	0.3
Expenses related to share-based incentive plans[1]	5.9	-	13.6	-
Other long-term benefits	-	-	0.1	0.1
Total	$11.1	$3.5	$25.7	$6.8
1Includes expenses for the share-based payments and for fixed cash compensation on stock options vested at period end.

Remuneration of $0.1 million was paid to the Board of Directors for the three and six months ended June 30, 2024. No payments were made to the Board of Directors for the three and six months ended June 30, 2023. Members of the Board of Directors do not have contractual retirement benefits with the Company, while certain members of the Board of Directors are participants to the Company’s Omnibus Incentive Plan.
The Company was granted the following long-term loans from the parent company Amer Sports Holding (Cayman) Limited:

In millions	June 30, 2024	December 31, 2023
Long-term loans from the parent company:
Investment Loan	$-	$2,641.0
Facility A Loan	-	1,436.5
Total	$-	$4,077.5

At the Group level, the loan was netted by upfront fees related to the aforementioned loan.

	Three months ended June 30,		Six months ended June 30,
In millions	2024	2023	2024	2023
Interest expenses to the parent company:
Investment Loan	$-	$52.9	$19.1	$97.1
Facility A Loan	-	5.4	2.5	10.0
Total	$-	$58.3	$21.6	$107.1

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)
The Investment Loan was an unsecured loan from Amer Sports Holding (Cayman) Limited. Borrowings thereunder accrued interest at a rate equal to the percentage rate per annum which was the aggregate of the applicable margin of 4.00%, 4.25% or 4.50%, depending on the current leverage ratio, and EURIBOR for any loans in EUR, plus 0.25%. Approximately EUR 2.3 billion of this loan was equitized immediately prior to the completion of the Company's IPO and EUR 125.5 million was set off against certain outstanding liabilities of Amer Sports Holding (Cayman) Limited, and all remaining liabilities were repaid in full in connection with the Company's IPO.
The Facility A Loan was an unsecured loan from Amer Sports Holding (Cayman) Limited. Borrowings thereunder accrued interest at a rate equal to the percentage rate per annum which was the aggregate of the applicable margin of 2.00% or 1.75%, depending on the current leverage ratio, and EURIBOR, plus a margin to be determined from time to time. The Facility A Loan was repaid on February 6, 2024.
For the Investment Loan and Facility A Loan, the accrual of interest under both loans was suspended subsequent to December 31, 2022 in contemplation of the IPO and the related Equitization. The suspension of interest as well as the Equitization were accounted for as capital contributions. Refer to Note 11. Shareholders' Equity/(Deficit) for further details on the Equitization.
The following balances are outstanding at the end of the respective reporting periods in relation to transactions with related parties (except for the long-term loan from the parent company mentioned above):

In millions	June 30, 2024	December 31, 2023
ANTA Sports and subsidiaries
Current payables (purchases of goods and services)	$7.6	$6.3
Current receivables (sales of goods)	6.3	-
Amer Sports Holding (Cayman) Limited
Accounts receivable, net	-	18.0
Other receivables	-	13.3
Key management personnel
Provisions short and long-term incentive	11.2	17.9
Amer Sports Management Company (Cayman) Limited
Loans from related parties taken in 2022	-	11.9
Interest expenses	-	0.8
Low Tide Properties Ltd.
Right-of-use asset / Lease liability	0.8	0.9
Current payables to and receivables from ANTA Sports have a short term maturity, are interest free and not secured.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)
NOTE 17. BALANCE SHEET VALUES OF FINANCIAL ASSETS AND LIABILITIES BY MEASUREMENT CATEGORIES

June 30, 2024	Financial assets/ liabilities at fair value through profit and loss	Derivative financial instruments used in cash flow hedge accounting	Financial assets/ liabilities measured at amortized cost	Financial assets at fair value through OCI	Carrying amount by balance sheet item

In millions
NON-CURRENT FINANCIAL ASSETS
Other non-current financial assets	$-	$-	$52.8	$9.0	$61.8
Derivative financial instruments[1]
Foreign exchange derivatives	3.8	0.1	-	-	3.9

CURRENT FINANCIAL ASSETS
Hold-to-collect accounts receivable	-	-	387.8	-	387.8
Available-for-sale factoring receivables	-	-	-	37.7	37.7
Other non-interest yielding receivables[2]	-	-	148.5	-	148.5
Promissory notes[2]	-	-	-	2.9	2.9
Derivative financial instruments[1]
Foreign exchange derivatives	4.7	16.0	-	-	20.7
Interest rate derivatives	-	-	-	-	-
Cash and cash equivalents	-	-	255.9	-	255.9
Balance by category at June 30, 2024	$8.5	$16.1	$845.0	$49.6	$919.2

LONG-TERM FINANCIAL LIABILITIES
Long-term interest-bearing liabilities	$-	$-	$2,013.9	$-	$2,013.9
Long-term lease liabilities	-	-	329.8	-	329.8
Other long-term liabilities	-	-	21.7	-	21.7
Derivative financial instruments[1]
Foreign exchange derivatives	-	0.1	-	-	0.1
Interest rate derivatives	-	1.2	-	-	1.2

CURRENT FINANCIAL LIABILITIES
Current interest-bearing liabilities	-	-	31.6	-	31.6
Current lease liabilities	-	-	101.7	-	101.7
Accounts payable	-	-	454.3	-	454.3
Other current liabilities[3]	-	-	502.2	-	502.2
Derivative financial instruments[1]
Foreign exchange derivatives	2.8	6.7	-	-	9.5
Interest rate derivatives	-	0.7	-	-	0.7
Balance by category at June 30, 2024	$2.8	$8.7	$3,455.2	$-	$3,466.7

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

December 31, 2023	Financial assets/ liabilities at fair value through profit and loss	Derivative financial instruments used in cash flow hedge accounting	Financial assets/ liabilities measured at amortized cost	Financial assets at fair value through OCI	Carrying amount by balance sheet item

In millions
NON-CURRENT FINANCIAL ASSETS
Other non-current financial assets	$-	$-	$70.2	$9.2	$79.4
Derivative financial instruments[1]
Interest rate derivatives	3.3	-	-	-	3.3

CURRENT FINANCIAL ASSETS
Hold-to-collect accounts receivable	-	-	597.2	-	597.2
Available-for-sale factoring receivables	-	-	-	2.6	2.6
Other non-interest yielding receivables[2]	-	-	118.0	-	118.0
Promissory notes[2]	-	-	-	6.8	6.8
Derivative financial instruments[1]
Foreign exchange derivatives	3.9	8.5	-	-	12.5
Interest rate derivatives	-	0.8	-	-	0.8
Cash and cash equivalents	-	-	483.4	-	483.4
Balance by category at December 31, 2023	$7.2	$9.3	$1,268.8	$18.6	$1,303.9

LONG-TERM FINANCIAL LIABILITIES
Long-term interest-bearing liabilities	$-	$-	$5,940.4	$-	$5,940.4
Long-term lease liabilities	-	-	250.4	-	250.4
Other long-term liabilities	-	-	27.6	-	27.6
Derivative financial instruments[1]
Foreign exchange derivatives	-	1.8	-	-	1.8

CURRENT FINANCIAL LIABILITIES
Current interest-bearing liabilities	-	-	381.0	-	381.0
Current lease liabilities	-	-	89.4	-	89.4
Accounts payable	-	-	426.5	-	426.5
Other current liabilities[3]	-	-	507.8	-	507.8
Derivative financial instruments[1]
Foreign exchange derivatives	9.6	21.2	-	-	30.8
Interest rate derivatives	-	0.4	-	-	0.4
Balance by category at December 31, 2023	$9.6	$23.4	$7,623.1	$-	$7,656.1
1The values as per the consolidated interim statement of financial position of the derivatives have been recorded as they are disclosed in the Group’s consolidated statement of financial position and fair value reserve, and therefore cannot be reconciled with their actual fair values.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

In millions	June 30, 2024	December 31, 2023
[2] Other non-interest yielding receivables
Prepaid expenses and other receivables	$219.2	$162.3
Less
Other tax receivables	47.1	24.3
Derivative financial instruments	20.7	13.2
Promissory notes	2.9	6.8
Total other non-interest yielding receivables	$148.5	$118.0

[3] Other current liabilities	$555.0	$567.5
Less
Other tax liabilities	42.5	28.5
Derivative financial instruments	10.3	31.2
Total other current liabilities	$502.2	$507.8
The following table presents the Group’s financial assets and liabilities that are measured at fair value at June 30, 2024:

	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss	$-	$8.5	$-	$8.5
Derivative financial instruments used in hedge accounting	-	16.1	-	16.1
Other non-current financial assets at fair value through OCI	-	-	49.6	49.6
Total	$-	$24.6	$49.6	$74.2

Liabilities
Financial liabilities at fair value through profit or loss	$-	$2.8	$-	$2.8
Derivative financial instruments used in hedge accounting	-	8.7	-	8.7
Total	$-	$11.5	$-	$11.5

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)
The following table presents the Group’s financial assets and liabilities that are measured at fair value at December 31, 2023:

	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss	$-	$7.2	$-	$7.2
Derivative financial instruments used in hedge accounting	-	9.3	-	9.3
Other non-current financial assets at fair value through OCI	-	-	18.6	18.6
Total	$-	$16.5	$18.6	$35.1

Liabilities
Financial liabilities at fair value through profit or loss	$-	$9.6	$-	$9.6
Derivative financial instruments used in hedge accounting	-	23.4	-	23.4
Total	$-	$33.0	$-	$33.0

Carrying amounts of current financial instruments carried at amortized cost are reasonable approximation of fair value due to their short-term nature. As of June 30, 2024, the fair value of the Company’s loans from financial institutions, which are recorded at amortized cost, was $2,066.1 million compared to a carrying value of $2,048.1 million.

Level 1: The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. The Group does not have any financial instrument included in Level 1.
Level 2: The fair value of financial instruments that are not traded in an active market (e.g. over-the-counter derivatives) is determined using valuation techniques that maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.
Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3. This is the case for unlisted equity securities.
The Group’s policy is to recognize transfers into and out of fair value hierarchy levels as at the end of the reporting period. There were no transfers between Levels 2 and 3 for recurring fair value measurements during the reporting period.
The valuation process and valuation techniques, which are stated in the most recent consolidated annual financial statements, are applicable in the reporting period.
Specific valuation techniques used to value financial instruments include:
•for interest rate swaps – the present value of the estimated future cash flows based on observable yield curves
•for foreign currency forwards – the present value of future cash flows based on the forward exchange rates at the consolidated statement of financial position, and
•for other financial instruments – discounted cash flow analysis.
All of the resulting fair value estimates are included in Level 2, except for unlisted equity securities, promissory notes and available-for-sale factoring receivables, where the fair values have been determined based on present values and the discount rates used were adjusted for counterparty or own credit risk. In cases where credit risk of counterparty is low and maturity is short-term, the carrying amount of such instrument approximates its fair value.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)
The following table shows the valuation technique used in measuring Level 3 fair values for financial instruments in the unaudited condensed consolidated interim statement of financial position, as well as the significant unobservable inputs used.

Type	Valuation technique	Significant unobservable input
Unlisted equity securities	Market comparison approach: fair value of unlisted equity securities is determined by reference to market multiples of comparable listed companies, adjusted by discount for lack of marketability.	(i) Sales growth factor (ii) Risk-adjusted discount rate

Promissory notes	The carrying amount approximates fair value due to the short-term maturity of these instruments and low credit risk of counterparty.	The carrying amount approximates fair value due to the short-term maturity of these instruments and low credit risk of counterparty.

Available-for-sale factoring receivables	The carrying amount approximates fair value due to the short-term maturity of these instruments and low credit risk of counterparty.	The carrying amount approximates fair value due to the short-term maturity of these instruments and low credit risk of counterparty.

The following table presents the changes in Level 3 items during the period:

In millions	Unlisted equity securities	Promissory notes	Available-for-sale factoring receivables	Total
Opening balance January 1, 2024	$9.2	$6.8	$2.6	$18.6
Additions	-	2.9	37.7	40.6
Disposals	-	(6.8)	(2.6)	(9.4)
Losses recognized in OCI	(0.2)	-	-	(0.2)
Losses recognized in the consolidated statement of income and loss*	-	-	-	-
Closing balance June 30, 2024	$9.0	$2.9	$37.7	$49.6
*Gains or (losses) are recognized in financing costs. The amount includes unrealized gains or (losses) recognized in the consolidated interim statement of income and loss attributable to balances held at the end of the reporting period, if any.
NOTE 18. (LOSS)/EARNINGS PER SHARE
The following table presents an overview of the calculated basic and diluted (loss)/earnings per share:

	Three months ended June 30,		Six months ended June 30,
In millions (except for share and (loss)/earnings per share information)	2024	2023	2024	2023
(Loss)/income for the period, attributable to the owners of the Company	$(3.7)	$(96.9)	$1.4	$(78.0)
Weighted-average number of ordinary shares (basic)	505,249,607	384,499,607	483,672,684	384,499,607
Weighted-average number of ordinary shares (diluted)	505,249,607	384,499,607	486,601,577	384,499,607
(Loss)/earnings per share (basic)	$(0.01)	$(0.25)	$0.00	$(0.20)
(Loss)/earnings per share (diluted)	$(0.01)	$(0.25)	$0.00	$(0.20)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)
The number of shares outstanding reflect a share split that became effective in January 2024, which was applied retrospectively to all periods presented. Refer to Note 11. Shareholders' Equity/(Deficit) for further details on the Share Split.

For the three months ended June 30, 2024, and three and six months ended June 30, 2023, we incurred net losses and as a result, the inclusion of potentially dilutive shares relating to vested and unvested shares of restricted share units, performance share units, and stock options (represented by 6,044,026, 3,471,233, and 3,210,005 weighted average potentially diluted shares for the three months ended June 30, 2024, and three and six months ended June 30, 2023, respectively) were excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive.

For the six months ended June 30, 2024, 630,574 weighted average potentially dilutive shares outstanding related to unvested stock options were excluded from the computation of diluted earnings per share because their effects would have been antidilutive. In addition, 2,389,264 weighted average potentially dilutive shares outstanding related to unvested performance share units and stock options were excluded from the computation of diluted earnings per share because issuance of such shares is contingent upon the satisfaction of certain conditions which were not satisfied by the end of the period.
NOTE 19. SUBSEQUENT EVENTS
Management has evaluated events subsequent to June 30, 2024 and through August 20, 2024 the date these unaudited condensed interim financial statements were issued. There were no events which occurred subsequent to June 30, 2024 that merited disclosure in these interim financial statements.